SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-36349

          MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On April 21, 2016, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound Reports First Quarter 2016 Financial Results”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

In addition, pursuant to the Information Rights Agreement between the Company and Clal Biotechnology Industries Ltd. ("CBI"), dated March 3, 2014 (which was attached to the Company's registration statement as exhibit 4.3), the Company is required to provide CBI with certain information necessary for CBI to meet its obligations under Israeli Securities Law. This Form 6-K includes an Un-Audited Interim Financial Statements as of March 31, 2016, attached as Exhibit 99.2, which was provided by the Company to CBI on April 21, 2016 pursuant to such contractual obligation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial Officer

Date: April 21, 2016

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated April 21, 2016 titled “MediWound Reports First Quarter 2016 Financial Results”.

99.2	Un-Audited Interim Financial Statements as of March 31, 2016.